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                                                            EXHIBIT 12

                            AMOCO CORPORATION
                         ______________________

             STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                        EARNINGS TO FIXED CHARGES
                  (millions of dollars, except ratios)

                             Six
                           Months
                             Ended           Year Ended December 31,
                           June 30,
                             1997       1996    1995     1994     1993    1992

Determination of Income:
  Consolidated earnings
    before income taxes
    and minority interest    $1,853   $3,965  $2,404   $2,491   $2,506  $  998
  Fixed charges expensed
    by consolidated
    companies............       218      412     406      316      350     376
  Adjustments for certain
    companies accounted
    for by the equity
    method...............       (13)      69      25        7       11      28

  Adjusted earnings plus
    fixed charges........    $2,058   $4,446  $2,835   $2,814   $2,867  $1,402

Determination of Fixed Charges:
  Consolidated interest
    on indebtedness
    (including interest
    capitalized).........    $  173   $  317  $  317   $  288   $  299  $  333
  Consolidated rental
    expense representa-
    tive of an interest
    factor...............        51      107      89       23       50      44
  Adjustments for certain
    companies accounted
    for by the equity
    method...............         4        8       6        5        8      20

  Total fixed charges....    $  228   $  432  $  412   $  316   $  357  $  397

Ratio of earnings to
  fixed charges..........       9.0     10.3     6.9      8.9      8.0     3.5